Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 33-98102 on Form N-1A of our report dated December 21, 2021, relating to the financial statements and financial highlights of Alger Spectra Fund, Alger Dynamic Opportunities Fund, Alger Emerging Markets Fund, and Alger Responsible Investing Fund, each a series of The Alger Funds II (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year ended October 31, 2021, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

February 25, 2022